SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Revenue (In billions of Won)
Period	Demand by Type of Usage	July 2012	July 2013	Year on year change	July 2012	July 2013	Year on year change
For July	Residential	5,164	5,426	5.1%	600	711	18.5%
	Commercial	8,735	8,792	0.6%	984	1,109	12.6%
	Educational	597	627	4.9%	70	80	12.9%
	Industrial	22,068	22,720	3.0%	2,192	2,520	15.0%
	Agricultural	871	920	5.6%	38	43	13.9%
	Street-lighting	222	221	–0.4%	24	26	9.3%
	Overnight Power	492	466	–5.0%	25	26	4.3%

	Total	38,149	39,172	2.7%	3,934	4,515	14.8%

From January To July	Residential	37,614	38,044	1.1%	4,519	4,764	5.4%
	Commercial	59,689	59,829	0.2%	6,370	7,083	11.2%
	Educational	4,667	4,832	3.5%	485	540	11.4%
	Industrial	151,047	153,729	1.8%	13,396	15,149	13.1%
	Agricultural	7,258	7,925	9.2%	309	360	16.5%
	Street-lighting	1,816	1,810	–0.4%	180	197	9.3%
	Overnight Power	12,297	11,861	–3.5%	711	744	4.7%

	Total	274,388	278,030	1.3%	25,969	28,837	11.0%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience based only on the internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) power sold and revenues received from pumped storage units and (ii) the fuel cost-based adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: August 21, 2013